UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 26, 2018

Arsanis, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38295	27-3181608
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

890 Winter Street, Suite 230 Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (781) 819-5704

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01.	Entry into a Material Definitive Agreement.

On November 26, 2018, Arsanis, Inc., a Delaware corporation (“Arsanis” or the “Company”), Artemis AC Corp., a Delaware corporation and a wholly owned subsidiary of Arsanis (“Merger Sub”), and X4 Pharmaceuticals, Inc., a Delaware corporation (“X4”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into X4, with X4 continuing as a wholly owned subsidiary of Arsanis and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). At the effective time of the Merger, each outstanding share of X4 common stock and X4 preferred stock will be converted into the right to receive shares of Arsanis common stock as set forth in the Merger Agreement.

Subject to the terms and conditions of, and the calculation of the exchange ratios for the X4 common stock and X4 preferred stock pursuant to, the Merger Agreement, it is currently anticipated that upon the closing of the Merger, current Arsanis stockholders will own approximately 30% of the combined company and current X4 stockholders will own approximately 70% of the combined company on a pro forma basis, based on each company’s respective equity ownership as of November 26, 2018 and Arsanis’ expected net cash as of the closing of the Merger.

The provisions for calculating the exchange ratios for the X4 common stock and X4 preferred stock are set forth in the Merger Agreement, and assume a pre-transaction valuation of $115 million for X4’s business and $50 million for Arsanis’ business. In the case of Arsanis, the pre-transaction valuation is subject to downward or upward adjustment to the extent Arsanis’ net cash as of the business day prior to the closing is above or below $20 million. In addition, Arsanis will assume the (i) outstanding warrants of X4, (ii) outstanding stock option awards of X4, and (iii) insofar as they relate to such stock option awards of X4, each stock option plan or other stock or equity-related plans of X4, each of which will be adjusted to reflect the exchange ratios for the Merger. The exchange ratios are also based on the relative capitalizations of Arsanis and X4, which, in the case of X4, includes all then outstanding X4 options and warrants (whether or not exercisable) and, in the case of Arsanis, includes options for approximately 800,000 shares currently outstanding or proposed to be granted in connection with the Merger.

Each of Arsanis and X4 has agreed to customary representations, warranties and covenants in the Merger Agreement including, among others, covenants relating to (1) using reasonable best efforts to obtain the requisite approvals of its stockholders, which, in the case of Arsanis, includes the Public Company Voting Proposal and the Other Public Company Voting Proposals (each as described below), as applicable, (2) non-solicitation of alternative acquisition proposals, (3) conduct of their respective businesses during the period between the date of signing the Merger Agreement and the effective time of the Merger, (4) Arsanis using reasonable best efforts to maintain the existing listing of the Company’s common stock on the Nasdaq Stock Market, Inc. (“Nasdaq”) and to cause shares of the Company’s common stock being issued in connection with the Merger to be approved for listing on Nasdaq prior to the effective time of the Merger, and (4) Arsanis filing with the Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement to register the shares of Arsanis common stock to be issued pursuant to the Merger Agreement (the “Registration Statement”).

Consummation of the Merger is subject to certain closing conditions, including, among other things, the (1) approval by the stockholders of Arsanis of the issuance of the shares of Arsanis common stock pursuant to the Merger Agreement (the “Public Company Voting Proposal”), (2) approval by the stockholders of X4 to adopt the Merger Agreement, (3) continued listing of the Company’s common stock on Nasdaq and (4) effectiveness of the Registration Statement. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including the representations and warranties of the other party being true and correct as of the date of the Merger Agreement and as of the closing date of the Merger, generally subject to an overall material adverse effect qualification, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Merger. X4’s obligation to consummate the Merger is also subject to satisfaction of a $19 million minimum net cash threshold by Arsanis.

In connection with the Merger, if so requested by X4, Arsanis will also seek the approval of its stockholders to (i) amend its certificate of incorporation to effect a reverse split of Arsanis common stock at a ratio to be determined by Arsanis, which is intended to ensure that Nasdaq listing requirements are satisfied, (ii) change the Company’s name to X4 Pharmaceuticals, Inc. immediately following the effective time of the Merger and (iii) issue securities in a private placement to close following the effective time of the Merger (collectively, the “Other Public Company Voting Proposals”).

The Merger Agreement contains certain termination rights for both Arsanis and X4, including the ability for Arsanis and X4 each to terminate the Merger Agreement in order to enter into an agreement to consummate an unsolicited alternative transaction with a third party that is deemed superior to the Merger. Upon termination of the Merger Agreement under specified circumstances (including the termination of the Merger Agreement by a party to accept an unsolicited superior proposal or following a change or withdrawal of the recommendation to stockholders to approve the proposed transactions by a party), that party may be required to pay the other party a termination fee of $600,000. Upon termination of the Merger Agreement under specified circumstances (including a failure to obtain the approval of a party’s stockholders or the occurrence of a material adverse effect with respect to a party), that party may be required to reimburse the other party’s expenses up to a maximum of $175,000.

Arsanis has agreed to take all action necessary such that, as of the effective time of the Merger, the Board of Directors of Arsanis (the “Board”) will consist of seven members, five of whom will be designated by X4 and two of whom will be designated by Arsanis. In addition, Arsanis has agreed to take all action necessary to cause certain persons to be appointed as executive officers of the Company.

In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and stockholders of X4 (solely in their respective capacities as X4 stockholders) holding approximately 17% of the outstanding X4 capital stock have entered or are expected to enter into support agreements with Arsanis to vote all of their shares of X4 capital stock in favor of adoption of the Merger Agreement (the “X4 Support Agreements”) and (ii) certain stockholders of Arsanis (solely in their respective capacities as Arsanis stockholders) holding approximately 48% of the outstanding Arsanis common stock have entered into support agreements with X4 to vote all of their shares of Arsanis common stock in favor of the issuance of shares of Arsanis common stock in connection with the Merger and approval of the Merger Agreement (the “Arsanis Support Agreements”, and together with the X4 Support Agreements, the “Support Agreements”). The Support Agreements place certain restrictions on the transfer of the shares of Arsanis and X4 capital stock held by the respective signatories for the 180-day period following the closing of the Merger, and include covenants as to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against taking specified actions that could adversely affect the consummation of the Merger.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the form of Arsanis Support Agreements and the form of X4 Support Agreements, which are filed as Exhibits 2.1, 10.1 and 10.2, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference. The Merger Agreement and Support Agreements have been attached as exhibits to this Current Report on Form 8-K to provide investors and securityholders with information regarding their terms. They are not intended to provide any other factual information about

X4 or Arsanis or to modify or supplement any factual disclosures about Arsanis in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of X4 and Arsanis made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of X4, Arsanis or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Item 5.01.	Changes in Control of Registrant.

The completion of the Merger, which is described in Item 1.01 of this report and which is incorporated by reference into this Item 5.01, is expected to constitute a change in control of Arsanis.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)

On November 27, 2018, Arsanis announced that René Russo, PharmD, BCPS, the President and Chief Executive Officer and a director of Arsanis, is stepping down from the Company, effective as of November 26, 2018. Dr. Russo will remain a director of Arsanis.

On November 26, 2018, each of Michael Gray, William Clark, Claudio Nessi, Michael Ross, Amy Schulman, Tillman U. Gerngross, Carl Gordon and Terrance McGuire notified Arsanis of his or her decision to resign as a director contingent upon the closing of the pending Merger as described in detail in Item 1.01 above. The effective date of such resignations has not yet been set.

(c)

On November 27, 2018, Arsanis announced that Michael P. Gray, M.B.A., C.P.A., was appointed the President and Chief Executive Officer of the Company, effective as of November 27, 2018. Mr. Gray will also continue to serve as the Company’s Chief Financial Officer. Mr. Gray, age 48, has served as Arsanis’ Chief Financial Officer since March 2016 and as Arsanis’ Chief Operating Officer since September 2017. Mr. Gray also served as Arsanis’ Chief Business Officer from March 2016 to September 2017. Prior to joining Arsanis, Mr. Gray served in various leadership positions from August 2000 through February 2016 at Curis, Inc., a publicly held oncology drug development company. He served as Curis’ Chief Financial Officer and Chief Business Officer from February 2014 to February 2016 and as its Chief Financial Officer and Chief Operating Officer from December 2006 to February 2014. From December 2003 until December 2006, Mr. Gray served as Curis’ Vice President of Finance and Chief Financial Officer and from August 2000 until December 2003, served as its Senior Director of Finance and Controller. Previously, Mr. Gray received his M.B.A. in corporate finance and entrepreneurial management from the F.W. Olin Graduate School of Business at Babson College and a B.S. in accounting from Bryant College.

In connection with Mr. Gray’s appointment as President and Chief Executive Officer of Arsanis, on November 26, 2018, Arsanis entered into a 2018 amended and restated employment agreement with Mr. Gray, which agreement became effective as of November 27, 2018 and replaced his October 10, 2017 amended and restated letter agreement. Under the 2018 amended and restated employment agreement, Mr. Gray’s base salary, which is subject to adjustment from time to time at the discretion of the Board, was set at $450,000 per annum. The agreement also provides that Mr. Gray would be granted a restricted stock award with respect to 250,000 shares of Arsanis’ common stock, which grant became effective on November 27, 2018. The restricted stock award will vest as to 25% of the shares subject to the award on the one-year anniversary of the date of grant, with the remainder vesting in equal monthly installments until the fourth anniversary of the date of grant, subject to Mr. Gray’s continued service with Arsanis. The restricted stock award will vest in full upon a change of control of the Company, which includes the closing of the Merger. In addition, upon a change of control, which includes the closing of the Merger, all equity awards granted to Mr. Gray before the closing date of Arsanis’ initial public offering will vest in full. Under the agreement, Mr. Gray is entitled to participate in Arsanis’ medical and other benefits programs, and may be entitled to receive an annual bonus based on his individual performance and Arsanis’ performance during the applicable year, all as determined by the Board in its sole discretion, at a target bonus rate of 55% of his annualized base salary. Mr. Gray is also eligible to receive severance benefits under the agreement in the event of his termination by Arsanis without cause (as defined in the agreement) or by Mr. Gray for good reason (as defined in the agreement) comprised of (i) 12 months’ pay at his then-current base salary, (ii) a portion of the same year’s target bonus, pro-rated to reflect the portion of the year elapsed, and (iii) COBRA premium benefits for up to 12 months. In the event of his termination by Arsanis without cause or termination for good reason by Mr. Gray within 18 months following a change in control of Arsanis, Mr. Gray is eligible to receive (i) an amount equal to the sum of (x) 1.5 times his then-current base salary and (y) 1.5 times his target bonus for the year of termination, and (ii) COBRA premium benefits for up to 12 months. In addition, all unvested stock options and other equity awards then held by Mr. Gray would vest in full, and the period during which Mr. Gray may exercise certain stock options granted to him in June 2017 would be extended for up to two years following his separation date. The agreement also provides for a limitation on payments under the agreement if limiting the payments would leave Mr. Gray in a better net position than bearing the tax penalties under Section 280G of the Code.

The foregoing summary of Mr. Gray’s employment agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such employment agreement, which is filed as Exhibit 10.3 to this Current Report on Form 8-K and which is incorporated herein by reference.

(d)

On November 26, 2018, the Board increased the size of the Board from nine to ten directors and elected Mr. Gray to serve as a class II director until the 2019 Annual Meeting of Stockholders and thereafter until his successor is duly elected and qualified.

(e)

Reference is made to the disclosure in Item 5.02(c) above regarding the 2018 amended and restated employment agreement with Mr. Gray, which is incorporated by reference into this Item 5.02(e).

In connection with Dr. Russo stepping down from her position as President and Chief Executive Officer of the Company, on November 26, 2018, Dr. Russo signed a letter agreement (the “Severance Agreement”), which upon expiration of the revocation period replaces Dr. Russo’s existing severance benefits as set forth in that certain amended and restated letter agreement, dated October 10, 2017, by and between Dr. Russo and Arsanis. Under the Severance Agreement, in exchange for, among other things, her general release of claims in favor of Arsanis as set forth in the Severance Agreement, Dr. Russo will be entitled to severance benefits comprised of (i) a lump-sum payment of $1,046,250, (ii) COBRA premium benefits for up to 18 months and (ii) the vesting in full of all unvested stock options then held by Dr. Russo. In addition, Arsanis has agreed to extend the period during which Dr. Russo may exercise certain stock options granted to her in June 2017 for up to two years following her separation date, and also to waive Dr. Russo’s post-employment non-competition obligations.

On November 26, 2018, Arsanis also entered into a retention bonus agreement (the “Retention Bonus Agreement”) with Christopher Stevens, the Company’s Chief Medical Officer, which replaces Dr. Stevens’ existing bonus and severance benefits as set forth in that certain amended and restated offer letter, dated October 10, 2017, by and between Dr. Stevens and Arsanis (the “Stevens Offer Letter”). Under the Retention Bonus Agreement, Dr. Stevens is eligible for a retention bonus payment of $494,000 upon the earliest to occur of the following, subject to Dr. Stevens’ continued service with Arsanis on such date: (i) March 31, 2019, (ii) the closing of a change of control of the Company (as defined in the agreement), which would include the closing of the Merger, or (iii) the termination of Dr. Stevens’ employment by Arsanis without cause (as defined in the agreement). Dr. Stevens’ receipt of the retention bonus payment is conditioned upon his entering into a release of claims agreement in favor of Arsanis. Except as expressly modified by the Retention Bonus Agreement, the Stevens Offer Letter remains in full force and effect.

The foregoing summaries of Dr. Russo’s Severance Agreement and Dr. Stevens’ Retention Bonus Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of each such agreement, which are filed as Exhibit 10.4 and Exhibit 10.5 to this Current Report on Form 8-K, respectively, and which are incorporated herein by reference.

In addition, on November 21, 2018, the Compensation Committee of the Board approved and adopted a form of restricted stock agreement for the grant of shares of restricted stock under Arsanis’ 2017 Equity Incentive Plan. The form of restricted stock agreement is filed as Exhibit 10.6 to this Current Report on Form 8-K.

Item 7.01.	Regulation FD Disclosure.

Arsanis and X4 will host a joint conference call on November 27, 2018 at 8:30 a.m. Eastern Time to discuss the proposed Merger. A live audio webcast of the management presentation will be available on the Events and Presentations page of Arsanis’ website at www.arsanis.com. Alternatively, callers may listen to the conference call by phone by dialing (866) 688-4431 (U.S.) or (409) 217-8327. The conference ID number is 4067628. The webcast will be archived on Arsanis’ website for at least 30 days.

The slide presentation to be used by Arsanis and X4 during the joint conference call is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information in this Item 7.01 of this Form 8-K, including Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing. The information contained in, or that can be accessed through, the Company’s website is not a part of this filing.

Item 8.01.	Other Events.

A copy of the joint press release issued by Arsanis and X4 on November 27, 2018 to announce the execution of the Merger Agreement is attached to this report as Exhibit 99.2 and is incorporated by reference herein. The information contained on the websites referenced in the press release is not incorporated herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated November 26, 2018, by and among Arsanis, Inc., Artemis AC Corp. and X4 Pharmaceuticals, Inc.

10.1	Form of Support Agreement, dated November 26, 2018, by and among Arsanis, Inc., X4 Pharmaceuticals, Inc. and certain stockholders of Arsanis, Inc.

10.2	Form of Support Agreement, dated November 26, 2018, by and among Arsanis, Inc., X4 Pharmaceuticals, Inc. and certain officers, directors and stockholders of X4 Pharmaceuticals, Inc.

10.3**	2018 Amended and Restated Employment Agreement, dated November 26, 2018, by and between Arsanis, Inc. and Michael Gray

10.4**	Letter Agreement, dated November 26, 2018, by and between Arsanis, Inc. and René Russo

10.5**	Retention Bonus Agreement, dated November 26, 2018, by and between Arsanis, Inc. and Christopher Stevens

10.6**	Form of Restricted Stock Agreement under the 2017 Equity Incentive Plan

99.1	Investor Presentation dated November 27, 2018

99.2	Joint Press Release dated November 27, 2018

*

All schedules (or similar attachments) have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any schedules to the Securities and Exchange Commission upon request.

**	Denotes a management contract or compensatory plan or arrangement.

PARTICIPANTS IN THE SOLICITATION

Arsanis, X4 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Arsanis common stock in connection with the proposed transaction. Information about Arsanis’ directors and executive officers is set forth in Arsanis’ Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 9, 2018, and the proxy statement for Arsanis’ 2018 annual meeting of stockholders, which was filed with the SEC on April 23, 2018. Other information regarding the interests of such individuals, as well as information regarding X4’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, will be set forth in the proxy statement/prospectus/information statement, which will be included in Arsanis’ registration statement when it is filed with the SEC. Investors and security holders may obtain free copies of these documents as described in the paragraph below.

IMPORTANT INFORMATION ABOUT THE TRANSACTION WILL BE FILED WITH THE SEC

In connection with the proposed Merger, Arsanis will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Arsanis, a prospectus of Arsanis and an information statement of X4 and certain of its affiliates (the “X4 Parties”), and the parties may file with the SEC other relevant documents concerning the proposed transaction. Arsanis will mail the definitive proxy statement/prospectus/information statement to the Arsanis stockholders and the X4 Parties equity holders.

ARSANIS STOCKHOLDERS AND X4 PARTIES EQUITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus/information statement (when available) and other filings containing information about Arsanis at the SEC’s website at www.sec.gov. The proxy statement/prospectus/information statement (when available) and the other filings may also be obtained free of charge by contacting: Arsanis, Inc., 890 Winter Street, Suite 230, Waltham, Massachusetts 02451, Attention: Investor Relations.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus/information statement regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraphs.

NO OFFERS OR SOLICITATIONS

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Current Report on Form 8-K and the exhibits attached hereto regarding both the proposed merger and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed merger; the expected ownership of the combined company; the alternatives to the proposed merger; the expected benefits of the merger; the management and organization of the combined company; the initiation, cost, timing, progress and results of X4’s development activities, nonclinical studies and clinical trials; the potential benefits that may be derived from any product candidates; X4’s strategy to advance strategic collaborations; and the strategies, goals, prospects, plans, expectations, forecasts or objectives of Arsanis, X4 or the combined company) constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and are usually identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will,” “would,” and variations of such words or similar expressions. Arsanis intends for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act and is making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements reflect Arsanis’ current views about its plans, intentions, expectations, strategies and prospects, which are based on the information currently available to Arsanis and on assumptions it has made. Although Arsanis believes that its plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, Arsanis can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of important risks and factors that are beyond Arsanis’ control.

Risks and uncertainties for Arsanis, X4 and the combined company include, but are not limited to, the: inability to complete the proposed merger and other contemplated transactions; liquidity and trading market for shares prior to and following the consummation of the proposed merger; costs and potential litigation associated with the proposed merger; failure or delay in obtaining required approvals by the SEC or any other governmental or quasi-governmental entity necessary to consummate the proposed merger, including Arsanis’ ability to file an effective proxy statement/prospectus/information statement in connection with the proposed merger and other contemplated transactions, which may also result in unexpected additional transaction expenses and operating cash expenditures on the parties; failure to obtain the necessary stockholder approvals or to satisfy other conditions to the closing of the proposed merger and the other contemplated transactions; a superior proposal being submitted to either party; failure to issue Arsanis’ or the combined company’s common stock in other contemplated transactions exempt from registration or qualification requirements under applicable state securities laws; risks related to the costs, timing and regulatory review of the combined company’s nonclinical studies and clinical trials; uncertainties in obtaining successful clinical results for product candidates such as X4’s X4P-001 and unexpected costs that may result therefrom; inability or the delay in obtaining required regulatory approvals for product candidates such as X4P-001, which may result in unexpected cost expenditures; failure to realize any value of certain product candidates developed and being developed, in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates; inability to commercialize and launch any product candidate that receives regulatory approval, including X4P-001; the combined company’s anticipated capital expenditures, its estimates regarding its capital requirements and its need for future capital; uncertainties of cash flows and inability to meet working capital needs; cost reductions that may not result in anticipated level of cost savings or cost reductions prior to or after the consummation of the proposed merger; the approval by the U.S. Food and Drug Administration and European Medicines Agency and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for the combined company’s products may not be as large as expected; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; inability to establish and maintain licensing, collaboration or similar arrangements on favorable terms and the inability to attract collaborators with development, regulatory and commercialization expertise; inability to successfully commercialize any approved product candidates, including their rate and degree of market acceptance; unexpected cost increases and pricing pressures; the possibility of economic recession and its negative impact on customers, vendors or suppliers; and risks associated with the possible failure to realize certain benefits of the proposed merger, including future financial, tax, accounting treatment, and operating results. Many of these factors that will determine actual results are beyond Arsanis’, X4’s, or the combined company’s ability to control or predict.

Other risks and uncertainties are more fully described in Arsanis’ Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC, and in other filings that Arsanis makes and will make with the SEC in connection with the proposed transactions, including the proxy statement/prospectus/information statement described herein under “Important Additional Information About the Transaction Will be Filed with the SEC.” Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The statements made in this Current Report on Form 8-K and the exhibits attached hereto speak only as of the date stated herein, and subsequent events and developments may cause Arsanis’ expectations and beliefs to change. While Arsanis may elect to update these forward-looking statements publicly at some point in the future, it specifically disclaims any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing Arsanis’ views as of any date after the date stated herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARSANIS, INC.

Date: November 27, 2018	By:	/s/ Michael P. Gray
Michael P. Gray
President and Chief Executive Officer and Chief Financial Officer